NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Coachmen Industries, Inc., (the 'Company') from listing and registration on the Exchange at the opening of business on May 11, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The decision to suspend the Company's common stock was reached in view of the fact that the Company has fallen below NYSE continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $15 million. This $15 million level is temporarily in effect (compared to the historical $25 million). The Company had previously fallen below the NYSE's continued listing standard for average global market capitalization over a consecutive 30 trading day period of less than $75 million and latest reported shareholders' equity of less than $75 million. The Company was in the process of submitting business plan materials, however, in light of the subsequent non-compliance with the aforementioned minimum market capitalization standard; this plan process is no longer available. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on April 1, 2009, determined that the Common Stock should be suspended from trading before the opening of the trading session on April 9, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on April 1, 2009 and by letter on April 3, 2009. 3. Pursuant to the above authorization, a press release was issued on April 1, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on April 1, 2009 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on April 9, 2009. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.